# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bleichroeder Acquisition Corp. II, CIK 0002088295
CUSIP: G1170E120
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS, FLOOR 47, NEW YORK, New York (NY), 10105
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000024046

## Reporting persons
- CONTINENTAL GENERAL INSURANCE CO: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 725,139; sole dispositive power 0; shared dispositive power 725,139; aggregate amount beneficially owned 725,139 (2.5% of the class)
- Continental Insurance Group, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 725,139; sole dispositive power 0; shared dispositive power 725,139; aggregate amount beneficially owned 725,139 (2.5% of the class)
- Continental General Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); sole voting power 0; shared voting power 725,139; sole dispositive power 0; shared dispositive power 725,139; aggregate amount beneficially owned 725,139 (2.5% of the class)
- Gorzynski Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 725,139; sole dispositive power 0; shared dispositive power 725,139; aggregate amount beneficially owned 725,139 (2.5% of the class)

## Item 1. Issuer
Name of issuer: Bleichroeder Acquisition Corp. II
Address of issuer's principal executive offices: 1345 AVENUE OF THE AMERICAS, FLOOR 47, NEW YORK, NY, 10105

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

Continental General Insurance Company ("CGIC"),

Continental Insurance Group, Ltd. ("CIG"),

Continental General Holdings LLC ("CGH"), and

Michael Gorzynski ("Mr. Gorzynski").
Address of principal business office or, if none, residence: The address of the principal office for Mr. Gorzynski is 595 Madison Avenue, 30th Floor, New York, NY 10022. The principal business address for each of CGIC, CIG and CGH is 11001 Lakeline Blvd., Ste. 120, Austin, TX 78717.
Citizenship: CGH is a Michigan limited liability company. CIG is a Delaware corporation. CGIC is a Texas domiciled life and health insurance company. Mr. Gorzynski is a citizen of the United States and Poland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on June 30, 2026:

(i) CGIC directly beneficially owned 725,139 Class A ordinary shares, par value $0.0001 per share, of the Issuer (the "Shares"), excluding 666,666 Shares underlying certain warrants which are not currently, and not expected to be, exercisable within 60 days of the date hereof.

(ii) As the sole owner of CGIC, CIG may be deemed to beneficially own the 725,139 Shares beneficially owned by CGIC.

(iii) As the sole owner of CIG, CGH may be deemed to beneficially own the 725,139 Shares beneficially owned by CGIC.

(iv) As Manager of CGH, Mr. Gorzynski may be deemed to beneficially own the 725,139 Shares beneficially owned by CGIC.
Percent of class:
The following percentages are based on 28,750,000 Shares outstanding as of May 26, 2026, which is the total number of Shares outstanding as reported in the Issuer's Registration Statement on Form F-4 filed with the Securities and Exchange Commission on May 26, 2026.

As of the close of business on June 30, 2026:

(i) CGIC may be deemed to own approximately 2.5% of the outstanding Shares;

(ii) CIG may be deemed to beneficially own approximately 2.5% of the outstanding Shares;

(iii) CGH may be deemed to beneficially own approximately 2.5% of the outstanding Shares; and

(iv) Mr. Gorzynski may be deemed to beneficially own approximately 2.5% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on January 14, 2026.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CONTINENTAL GENERAL INSURANCE CO: /s/ Michael Gorzynski, Michael Gorzynski, Executive Chairman (08/13/2026)
- Continental Insurance Group, Ltd.: /s/ Michael Gorzynski, Michael Gorzynski, Chairman & President (08/13/2026)
- Continental General Holdings LLC: /s/ Michael Gorzynski, Michael Gorzynski, Manager (08/13/2026)
- Gorzynski Michael: /s/ Michael Gorzynski, Michael Gorzynski (08/13/2026)